EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Year-to-Date ended
	September 7, 2007	September 8, 2006
Income from continuing operations before income taxes	$287	$147
Add (deduct):
Fixed charges	359	350
Capitalized interest	(6)	(2)
Amortization of capitalized interest	4	4
Minority interest in consolidated affiliates	21	30
Equity in (earnings) losses related to certain 50% or less owned affiliates	(5)	8
Distributions from equity investments	4	3
Dividends on preferred stock	(6)	(12)
Issuance costs of redeemed preferred stock	—	(6)

Adjusted earnings	$658	$522

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$312	$298
Capitalized interest	6	2
Dividends on preferred stock	6	12
Portion of rents representative of the interest factor	35	32
Issuance costs of redeemed preferred stock	—	6

Total fixed charges and preferred stock dividends	$359	$350

Ratio of earning to fixed charges and preferred stock dividends	1.8	1.5